LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 30, 2023
Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Horizon Kinetics Energy Remediation ETF (S000079432)
Dear Ms. Larkin:
This correspondence responds to the additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2023 with respect to the Horizon Kinetics Energy and Remediation ETF (formerly, the Horizon Kinetics Energy Remediation ETF) (the “Fund”), a new series of the Trust, filed as Post-Effective Amendment No. 223 to the Trust’s Registration Statement on Form N-1A filed October 28, 2022 (SEC Accession No. 0000894189-22-007942) (the “Amendment”). This correspondence also clarifies a response to comment and response no. 9 in the previously filed correspondence relating to this Fund, dated January 6, 2023.
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please further revise the Fund’s Rule 35d-1 (the “Names Rule”) 80% investment policy to specify how the Fund determines if a company meets the definition of either an Energy Company or a Remediation Company. For example, the Staff suggests the Fund consider including a revenue test such that Remediation Companies are those companies that derive 50% of their revenue from remediation activities.
Response:    The Fund has revised its Rule 35d-1 80% investment policy as follows:
The Fund invests, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in companies that produce hydrocarbon-based energy and related products, and/or provide products or services to support such production efforts (collectively, “Energy Companies”) and companies ~~that are developing products or providing products and services intended to reduce or remediate the negative effects of hydrocarbon-based energy production~~ the public filings for which state they are engaged in the development and/or distribution of products or the provision of services intended to reduce or remediate the negative effects of hydrocarbon-based energy production, or that they are committed to using such products and/or services in their businesses (collectively, “Remediation Companies”).
Comment 2.With respect to the last paragraph of the “Principal Investment Strategies” section, please clarify how the Crude Petroleum and Natural Gas Industry compares to Hydrocarbons Industry.
Response:    The Crude Petroleum and Natural Gas Industry refers to an industry grouping within the the Standard Industrial Classification (SIC) maintained by the United States Department of Labor, which is the industry classification scheme the Fund has elected to use for purposes of monitoring the Fund’s industry concentration policy. In the previous response we identified the classification scheme as the Energy Industry. The hydrocarbons industry, on the other hand, is a general umbrella term intended to refer to the industry grouping that houses all of the hydrocarbon-related industries, including not only crude petroleum- and natural gas-related issuers, but also, for example, methane- and propane-related issuers.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary

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